FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 23, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 23, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

18 December 2003

                               GlaxoSmithKline PLC

GlaxoSmithKline PLC announces that in accordance with the authority granted by shareholders at the Annual General Meeting on 19th May 2003 it purchased for cancellation 1,150,000 of its Ordinary 25 pence shares on Thursday 18th December 2003 at a price of 1268.8 pence per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


17 December 2003              Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 14,138 Ordinary shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 18 December 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

18 December 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary and American Depositary Shares of GlaxoSmithKline plc.


19 December 2003              Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), converted 999,000 Ordinary shares in the Company into 499,500 ADS's in the Company which were subsequently sold at a price of US$45.23 per ADS.

                              Abacus Corporate Trustee Limited, as trustee of the GlaxoSmithKline US Trust, ("the GSK US Trust"), purchased 499,500 American Depositary Shares (ADS's) in the Company at a price of US$45.23 per ADS.

18 December 2003              Abacus (GSK) Trustees Limited, as trustee of the
                              GSK Trust, transferred 7,727 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of these transactions on 19 December 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

The GSK US Trust is a grantor trust of which all employees or former employees of SmithKline Beecham Corporation and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J-P Garnier is therefore interested in the shares held in the GSK US Trust from time to time in the same way as other employees or former employees of SmithKline Beecham Corporation and its subsidiaries.

S M Bicknell
Company Secretary

19 December 2003

                              Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 19 December 2003, that as a result of movement in the fund on 17 December 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,764,201 to 18,698,529 at an average price of $45.51.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

19 December 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


17 December 2003         The Administrators of the SmithKline Beecham Employee
                         Benefit Trust notified the Company on 22 December 2003 that 1,574 Ordinary shares had been transferred from the Trust to participants in the GlaxoSmithKline
                         Annual Investment Plan.


The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

22 December 2003

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned directors:


Sir Christopher Hogg acquired a beneficial interest in 28 Ordinary Shares purchased under a Personal Equity Plan on 22 December 2003 at (pound)12.57.

Mr J D Coombe acquired a beneficial interest in 9 Ordinary Shares purchased under a Personal Equity Plan on 22 December 2003 at (pound)12.57.

Mrs G A Coombe (wife of Mr J D Coombe) acquired a beneficial interest in 7 Ordinary Shares purchased under a Personal Equity Plan on 22 December 2003 at (pound)12.57.

Sir Peter Job acquired a beneficial interest in 1 Ordinary Share purchased under a Personal Equity Plan on 22 December 2003 at (pound)12.57.


The Directors and the Company were advised of these transactions on 23 December 2003.



S M Bicknell
Company Secretary

23 December 2003

                              Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 22 December 2003, that as a result of movement in the fund on 19 December 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,698,529 to 18,727,604 at an average price of $45.00.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

23 December 2003